Exhibit 12
IPALCO ENTERPRISES, INC.

Ratio of Earnings to Fixed Charges

	Nine Months Ended September 30,	Years Ended December 31,
	2017	2016	2015	2014	2013	2012
Net Income	$83,868	$131,060	$59,524	$77,968	$64,049	$71,996
Addback: Taxes	37,697	61,209	31,566	48,044	37,742	47,699
Less: Income or loss from equity investees	(320)	(223)	(404)	(188)	(305)	(122)
Pretax Income from continuing operations before income taxes	$121,245	$192,046	$90,686	$125,824	$101,486	$119,573

Add:
Fixed charges	$97,135	$122,793	$119,107	$120,562	$116,707	$115,691
Distributed income of equity investees	0	0	0	0	0	0
Subtotal	$218,380	$314,839	$209,793	$246,386	$218,193	$235,264
Less:
Interest capitalized	$(16,763)	$(23,866)	$(12,809)	$(4,963)	$(2,517)	$(1,059)
Preference Security Dividends	(3,523)	(4,753)	(5,012)	(5,276)	(5,207)	(5,437)
Earnings	$198,094	$286,220	$191,972	$236,147	$210,468	$228,768

Fixed charges:
Interest on long-term debt	$89,077	$111,611	$106,936	$108,104	$104,602	$103,435
Interest on short-term debt	1,263	2,240	2,063	1,865	1,794	1,913
Amortization of debt expense	3,241	4,147	5,067	5,275	5,075	4,875
Preferred dividends	3,523	4,753	5,012	5,276	5,207	5,437
Net interest factor attributable to rents (1)	30	42	29	42	28	31
Total fixed charges	$97,135	$122,793	$119,107	$120,562	$116,707	$115,691

Ratio of earnings to fixed charges	2.04	2.33	1.61	1.96	1.80	1.98

(1) The Company considers one-third of rent expense to represent interest expense.